FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of the Securities Exchange Act of 1934

For 2 July 2002
Commission File Number 0-30358

Ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosure:	Page
Update on Germany delisting	

CRGA

FINAL

PRESS RELEASE

EBOOKERS – UPDATE ON GERMANY DELISTING

London, England - 2 July, 2002 ebookers plc, Europe's leading online travel agency (LSE: EBR, Nasdaq: EBKR; Neuer Markt, eb6) today announces further information on the progress of its application of 8 April 2002 to the Deutsche Börse AG and Frankfurt Stock Exchange to delist from the Frankfurt Stock Exchange. This application has two stages. The first stage is the delisting of ebookers plc's American Depositary Shares (ADSs) from the Neuer Markt and the second stage is their delisting from the Geregelter Markt (regulated market).

Today the Executive Board of the Deutsche Börse set a date for the completion of the first stage of the process by announcing that the admission of ebookers' shares on the Neuer Markt will be terminated on 12 July 2002.

ebookers will announce further details on the second stage of the delisting procedure as soon as information is available from the Frankfurt Stock Exchange. Meanwhile ebookers shares will continue to be admitted to the regulated market.

As stated in its press release of 8 April ebookers has decided to reduce its listings from three to two in order to improve the liquidity of its shares.

ebookers plc trades its ADSs on the Neuer Markt. The same ADSs are also traded on the Nasdaq National Market in the United States. If a delisting is granted, Neuer Markt investors who hold ebookers' ADSs will be able to trade the same ADSs on Nasdaq.

Therefore, Neuer Markt ADS holders will not need to take any action with respect to the delisting, as ADSs will continue to trade on the Nasdaq National Market.

ebookers also trades its ordinary shares on the London Stock Exchange.

--ends--

For further information:

ebookers plc
Oliver Strong — +44 (0) 20 7489 2239
oliver.strong@ebookers.com — +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden — +44 (0) 20 7367 5117
peter.ogden@cubitt.com

Jeffrey Friedland
Friedland Capital (US) — +1 303 282 5767
jof@friedlandcapital.com — +1 646 623 3025

Kirchhoff Consult (Germany)
Elise Vanier +49 69 7474 8617
elise.vanier@kirchhoff.de

About ebookers plc

ebookers plc is a leading pan-European online European travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK. The company completed its initial public offering in November 1999 listing on Nasdaq and the Neuer Markt in Frankfurt, Germany. In April 2001, ebookers plc listed on the London Stock Exchange.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. These and other risk factors are described in detail in the company's listing particulars dated 17 April 2001, as supplemented by the company's supplementary listing particulars dated 20 April 2001, and the company's Annual Report on Form 20-F for the year ended 31 December 2000 that was filed with the US Securities and Exchange Commission on 27 April 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ebookers plc

Dated: July 3, 2002

Dinesh Dhamija
Chief Executive Officer